Christine Silverstein

Chief Financial Officer

Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

August 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Mast
Angela Connell

Re:	Abeona Therapeutics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 18, 2019
File No. 001-15771

Ladies and Gentlemen:

Abeona Therapeutics Inc. (the “Company”) submits this letter in response to your letter dated August 5, 2019, relating to the above-referenced filing by the Company. Set forth below in italics are the comments contained in the Staff’s letter, together with the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 61

1.	You disclose that REGENXBIO is eligible to receive low double-digit royalties on net sales of products incorporating the licensed intellectual property. Please revise your future filings to disclose the royalty rate or a range that does not exceed a 10 point range.

Response: In response to the Staff’s comment, our Form 10-Q for the quarter ended June 30, 2019 filed on August 9, 2019 discloses a range for the royalty rate in the REGENXIO agreement that is smaller than 10 points. In addition, we will revise other future filings accordingly as applicable.

1330 Avenue of the Americas – Floor 33, New York, New York 10019

Tel 1-646-813-4707 • www.abeonatherapeutics.com

2.	Article XII of your Amended and Restated Bylaws filed as Exhibit 3.2 appears to contain a fee-shifting provision. Please revise your future filings to disclose this provision in your Risk Factors section and where applicable, including the types of actions subject to fee shifting, whether the company intends to apply the provision to claims under federal securities laws, the ability of the shareholders to bring suit for claims arising under state law, and who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, disclose the level of recovery required by the plaintiff to avoid payment and if you intend to interpret/apply such language as broadly as possible. In this regard, when describing a Claiming party’s obligation to pay if it “does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such Claiming Party” please describe what would constitute such a judgment. Please also describe the effect of the provision, such as possibly discouraging shareholder lawsuits that might otherwise benefit the company and its shareholders. Finally, please discuss the validity of the provisions in Article XII of your Bylaws in light of Section 109(b) of the Delaware General Corporation Law.

Response: We are in the process of amending our Bylaws to remove Article XII in its entirety, and will report the adoption of such amendment in a Current Report on Form 8-K and file the amended and restated Bylaws in accordance with Item 601 of Regulation S-K.

If you have any questions regarding this response letter or the Form 10-K, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling John J. Concannon III at (617) 951-8874.

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1330 Avenue of the Americas – Floor 33, New York, New York 10019

Tel 1-646-813-4707 • www.abeonatherapeutics.com

Very truly yours,
ABEONA THERAPEUTICS INC.
By:	/s/ Christine Silverstein
Name:	Christine Silverstein
Title:	Chief Financial Officer

CC: John J. Concannon III, Esq., Morgan, Lewis & Bockius LLP

1330 Avenue of the Americas – Floor 33, New York, New York 10019

Tel 1-646-813-4707 • www.abeonatherapeutics.com